CORPORATE POLICY AND PROCEDURE ON INSIDER TRADING

Amended by the Board of Directors, May 17, 2019

1.	Introduction

United States federal securities laws seek to ensure that all investors in the publicly traded securities of a company have timely and equal access to Material Information (as defined below) concerning the company when making a decision to buy, hold or sell its securities. Moreover, federal and state laws prohibit buying, selling, or making other transfers of securities by persons who have material information that is not generally known or available to the public. These laws also prohibit persons with material nonpublic information from disclosing this information to others who may trade.

The purpose of this Corporate Policy and Procedure on Insider Trading (the “Policy”) is to define the rules and procedures applicable to purchases, sales or other transfers of Company Securities (as defined below) by certain persons having access to Material Non‐Public Information (as defined below) concerning Golden Minerals Company and its subsidiaries (collectively, the “Company”).

This Policy covers all (i) directors, officers and employees of the Company; (ii) significant stockholders and their directors, officers, employees and consultants who receive or have access to the Company’s Material Non‐Public Information (as defined in Section 4(B)); (iii) consultants and certain other persons associated with the Company who receive or have access to the Company’s Material Non‐Public Information; and (iv) family members of or other persons living in the same household with such persons. These persons are referred to in this Policy as “Covered Persons.”

This Policy applies to all transactions in the common stock of the Company, options or warrants to purchase common stock, notes, and any other securities that the Company may issue. These securities are referred to in this Policy as “Company Securities.” This Policy applies to all transactions in Company Securities by Covered Persons and by any trust, corporation, partnership or other entity whose securities are beneficially owned by a Covered Person.

2.	Individual Responsibility

All of the Covered Persons may have access, incidentally or in the course of their work with or at the Company, to information about the financial and operating results and condition of the Company, or other plans of the Company, that is not yet known by the public. It is the duty of each Covered Person not to use this privileged position for direct or indirect personal gain. Each Covered Person is responsible for understanding this Policy and following its guidelines.

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A copy of this Policy will be delivered to Covered Persons as well as to all new directors, officers and employees of the Company at the start of their employment or relationship with the Company. Each employee, upon first receiving a copy of the policy or any amended policy, must sign an acknowledgement that he or she has read and understands the terms of the policy. A form of Acknowledgement is attached as Form A.

3.	Prohibited Transactions

Any person (including any Covered Person) who is in possession of Material Non‐Public Information concerning the Company is prohibited by federal securities laws and this Policy from (i) buying or selling securities of the Company or engaging in any other action to take advantage of such information, and (ii) advising, “tipping” or otherwise assisting third parties trading in Company Securities.

The penalties for violation of these securities laws and regulations can be severe both for the person concerned and for the Company. The penalties are described in Section 9 of this Policy.

4.	Definitions

A.	“Material Information” means:

(i)	information that is substantially likely to be viewed by a reasonable investor as significant in deciding whether to trade in Company Securities; or

(ii)	information the public disclosure of which would be expected to significantly alter the total mix of information in the marketplace about the Company.

It is important to note that, in the event of a dispute concerning whether particular information is material, a court will determine the materiality of the information in question after the fact, with the benefit of hindsight. Either positive or negative information may be material.

The Company’s Compliance Officer or legal counsel should be consulted concerning any doubts about whether information constitutes Material Information.

B.“Material Non‐Public Information” means any Material Information that has not been publicly disclosed and is not otherwise available to the general public. The Company may make public disclosure by issuing a press release, making a public filing with the Securities and Exchange Commission, or through other public means. Non‐public information will be deemed to be public after two (2) full trading days have passed following the date the information is disclosed publicly. The term “trading day” means a day on which any stock exchange on which the Company Securities are listed (or, if no such exchange, any over‐the‐counter market on which the Company’s securities are quoted) is open for trading.

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5.	Special Rules on Trading in Company Securities

A.	Blackout Period

In addition to the general restriction on trading by individuals who are in possession of Material Non‐Public Information, the Company will from time to time institute a “Blackout Period” during which trading in Company Securities by Company directors, officers and certain other employees is prohibited. The institution of a Blackout Period is intended to help prevent inadvertent violations of insider trading laws and this Policy and to avoid even the appearance of an improper transaction (which could result, for example, if a director or officer engaging in a trade is unaware of a pending material development).

The Company will institute Blackout Periods as appropriate prior to or upon the occurrence of significant corporate acquisitions, divestitures, contract negotiations, asset impairments, or similar transactions or events that will generally result in a material change in the Company’s business. The Company will evaluate potentially significant corporate events as they develop and will notify directors, officers and affected employees when a Blackout Period commences and is terminated.

B.	Trades Outside Blackout Period: Pre‐Clearance Procedure

If a Company officer, director, regional exploration manager, project manager, or corporate headquarters employee, or any other employee designated by the Compliance Officer, desires to purchase, sell or otherwise transfer Company Securities outside a Blackout Period, pre‐clearance must be obtained through the Compliance Officer.

Pre‐clearance may be obtained by telephone, email or facsimile. If a pre‐ cleared transaction is not completed within five (5) calendar days after receipt of pre‐clearance, the director, officer or affected employee must again obtain pre‐ clearance. The Compliance Officer will immediately inform the director, officer or affected employee should it not be possible to pre‐ clear a transaction or should a Blackout Period be instituted during the five (5) calendar day period for which the pre‐clearance is effective.

C.	Reporting Completed Trades

Directors and executive officers subject to the reporting requirements of Section 16 of the Securities Exchange Act of 1934 (“Section 16”) must report promptly to the Compliance Officer the completion of each transaction in Company Securities, including the type and date of transaction, the type and number of Company Securities involved, and the price at which each constituent transaction was completed.

6.	10b5‐1 Trading Plans

Covered Persons may buy, sell or otherwise transfer Company Securities pursuant to a trading plan or arrangement satisfying the requirements of Rule 10b5‐1 under the Securities Exchange Act of 1934 and the requirements of this Policy (a “Trading Plan”). The Trading Plan must be documented, bona fide and established at a time when the Covered Person does not

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possess Material Non‐Public Information. The Trading Plan must also specify the price, amount and date of trades covered by the Trading Plan or provide a formula or other mechanism to be followed.

The Compliance Officer must pre‐approve in writing any Trading Plan. Transactions pursuant to a pre‐approved Trading Plan may take place during Blackout Periods. Pre‐clearance of Trading Plan transactions is not required, even when pre‐ clearance would otherwise be required by Section 5B of this Policy.

The Company reserves the right to require that additional provisions be included in a Trading Plan to ensure compliance with Rule 10b5‐1, but will not impose requirements regarding specific trades or trading instructions. The Company may make public disclosures regarding the existence or terms of a Trading Plan if the Company deems it desirable, and may establish procedures with third parties to ensure timely compliance with Section 16 requirements. The Company also reserves the right to require that transactions under a Trading Plan be suspended during periods when legal, contractual or regulatory restrictions could prohibit such transactions or make them undesirable. These might include periods during which Covered Persons have agreed with underwriters that they will not sell Company Securities for specified periods before and after a public offering, or periods in proximity to a public offering during which Regulation M prohibits purchases by affiliates of the Company.

Those individuals who wish to adopt a Trading Plan are encouraged to consult with their financial, tax and legal advisors to help ensure that a Trading Plan meets their objectives.

7.	Additional Prohibited Transactions

It is the Company’s policy that Covered Persons may not engage in any of the following activities with respect to Company Securities at any time:

A.	Short sales (a sale of securities that are not owned by the seller at the time of the sale).

B.	Transactions in puts, calls or other derivative securities issued by persons other than the Company.
C.	Frequent trading (for example, daily or weekly) to take advantage of fluctuations in share price.

In addition, because purchasing Company Securities on margin can raise potential problems under the U.S. securities laws, it is strongly suggested that Covered Persons consult with the Company’s legal counsel before purchasing or selling Company Securities in margin accounts.

8.	Other Legal Obligations

The above restrictions are in addition to the legal requirements relating to Company Securities that may otherwise apply to directors and officers and certain other employees, such as Rule 144 of the Securities Act of 1933, as amended; the reporting, short‐swing profit and prohibited transaction provisions under Section 16 of the Securities Exchange Act of 1934, as amended; and the prohibition on purchases while the Company is distributing securities of the same class. The

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Company’s legal counsel is available to advise you further about any of these matters.

9.	Potential Civil and Criminal Penalties

A.	Penalties

1.	Covered Persons. An individual found to be an insider trader or tipper may be subject to criminal liability of up to $5,000,000 and/or a jail term of up to 20 years as well as civil penalties of up to three times the profit gained or loss avoided.

2.	The Company. If the Company were found to have failed to take appropriate steps to prevent illegal trading, it may be subject to criminal penalties of up to

$25,000,000.

B.	Reporting of Violations

Any Covered Person who violates the prohibitions against insider trading or knows of a violation by any other person, must report the violation immediately to the Compliance Officer. Upon learning of any such violation, the Compliance Officer and the Company’s legal counsel will determine whether the Company should publicly release any Material Non‐Public Information, or whether the Company should report the violation to the appropriate governmental authority.

10.	Compliance Officer; Inquiries

Please direct all inquiries regarding any of the provisions or procedures of this Policy to the Compliance Officer:

Joseph G. Dwyer

Senior Vice President and Chief Financial Officer Golden Minerals Company

350 Indiana Street, Suite 650

Golden, Colorado 80401

Phone: (303) 228‐0336

Email: joe.dwyer@goldenminerals.com

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FORM A

Acknowledgment

To the Attention of:	Compliance Officer Golden Minerals Company

I hereby acknowledge receipt of the Corporate Policy and Procedure on Insider Trading. This Policy was distributed by Golden Minerals Company on behalf of itself and each of its subsidiaries.

I have read and understand this Policy and agree as a condition to my employment to abide by the policy in its entirety. I also understand that individuals who violate this Policy are subject to disciplinary action, including summary discharge.

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